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(As filed July 16, 2001)

File No. 70-9865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 2
to
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Cascade Investment, L.L.C.
2365 Carillon Point
Kirkland, Washington 98033

William H. Gates III
One Microsoft Way
Redmond, Washington 98052
(Names of companies filing this statement and
addresses of principal executive offices)

None
(Name of top registered holding company parent)

Mark R. Beatty, General Counsel
Cascade Investment, L.L.C.
2365 Carillon Point
Kirkland, Washington 98033
(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Donald A. Kaplan, Esq. Caryn Houck, Esq. Preston Gates Ellis & Rouvelas Meeds LLP 1735 New York Avenue, N.W.—Suite 500 Washington, D.C. 20006-5209	Andrew F. MacDonald, Esq. Thelen Reid & Priest LLP 701 Pennsylvania Avenue, N.W. Washington, D.C. 20004-2608

    The Application/Declaration filed in this proceeding on April 8, 2001, as amended and restated by Amendment No. 1, filed June 11, 2001, is hereby further amended as follows:

    1.  Item 1.3 is amended and restated in its entirety to read as follows:

    "1.3  Proposed Limitations on Stock Ownership.  As indicated, Cascade purchased the common stock of Avista, Otter Tail and PSNM on the open market for investment purposes only and not for the purpose of changing or influencing the control of any of these companies. Because these were open-market purchases, neither Cascade nor Gates negotiated for or obtained any rights (other than the rights normally incident to ownership of common stock) or entered into any agreements or understandings with any of the three companies or with any other persons regarding voting, board representation, special approval rights or other similar rights to influence the management and direction of any of the three companies. Moreover, the economic stake of Cascade and Gates in the three utilities is limited solely to the value of the shares of common stock that Cascade holds.

    The Applicants represent that they will not, directly or indirectly, acquire any additional voting securities of any of the three companies if, as a result thereof, their aggregate ownership of the voting securities of any of the three companies would equal or exceed 10% of the total then outstanding, and will maintain such aggregate ownership interest in each of the three companies at less than 10%. The Applicants further represent that they will not seek to exercise, directly or indirectly (either alone or pursuant to an arrangement or understanding with one or more other persons), the kind of controlling influence over the management or policies of any of the public-utility companies in which they hold an interest as to make it necessary or appropriate in the public interest or for the protection of investors or consumers that they be subject to the obligations, duties, and liabilities imposed by the Act upon holding companies. The Applicants commit to notify the Commission and, if necessary, file a post-effective amendment in this proceeding before they (or either of them) enter into any shareholder or similar agreement with any of the three companies and/or third parties that would confer on either or both of the Applicants the right to representation on the board of directors of, or approval rights over specified actions by, any of the three companies, or otherwise engage in any activity or transaction which, pursuant to rule 13d-1(e)(1) of the rules and regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), would require them to file a statement on Schedule 13D under the 1934 Act with respect to the voting securities of Avista, Otter Tail or PSNM.

    Applicants acknowledge that the order issued in this proceeding will not authorize them to acquire, directly or indirectly, 5% or more of the voting securities of any other public utility company. Further, in the event that the business combination between PSNM and Western Resources is completed, the Applicants will not, without a further order of this Commission, acquire, directly or indirectly, any additional voting securities of the new holding company created in that transaction if, as a result thereof, their aggregate ownership of the voting securities of the new holding company would equal or exceed 5% of the total then outstanding."

    2.  The last paragraph in Item 3 is amended to read as follows:

    "The facts presented here are substantially the same as those presented in Atlee Kohl. Mr. Gates, through his personal investment company, purchased common stock in each of the three utilities in open-market transactions because they were considered to be attractive investments at the time made. None of these investments was made in order to provide Gates or Cascade, his personal investment company, with a role in utility management or to affect the physical relation between the operating utility properties of the three companies. Mr. Gates, whose background is not in the utility industry, did not engage in negotiations with any of the three companies before making his investment through Cascade and does not have an understanding or arrangement with any of these companies or with any other persons to participate in its management, as a director or otherwise. Moreover, even assuming ownership of as much as 9.9% of the common stock of any of the three companies, Cascade would not

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have sufficient voting power to unilaterally elect a member to the board of directors of such company.(1)

    The facts presented in this case are therefore quite different from those presented where an investor makes a strategic investment representing less than 10% of the voting securities of a public-utility company but, in connection therewith, also acquires other types of securities, in some cases having conversion features, that represent a larger economic stake in the utility, and/or enters into shareholder or other types of ancillary agreements with the utility or with third party investors with respect to such matters as board representation and special shareholder protection rights.(2)

    Accordingly, as in Atlee Kohl, it is unnecessary, and would serve no purpose, for the Commission to insist that the three public-utility companies in which Cascade holds affiliate interests together constitute an "integrated public-utility system."

(1)
Of the three companies, only Avista provides for cumulative voting of common shares in connection with the election of directors. But even with cumulative voting and ownership of as much as 9.9% of Avista's common stock, Applicants would still not have sufficient voting power to unilaterally elect a director.

(2)
See e.g., Berkshire Hathaway Inc., et al, SEC No-Act LEXIS 368 (Mar. 10, 2000).

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SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned persons have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

Cascade Investment, L.L.C.
	By:	/s/ MICHAEL LARSON
	Name:	Michael Larson
	Title:	Manager
William H. Gates III
/s/ WILLIAM H. GATES III by Michael Larson as attorney-in-fact William H. Gates III by Michael Larson as attorney-in-fact*
Date: July 16, 2001
* Duly authorized under Special Power of Attorney (see Exhibit I).

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SIGNATURES